                         SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549

                                    SCHEDULE 13G/A

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 8)


                               HUNT MANUFACTURING CO.
                                  (Name of Issuer)




                      Common Shares, par value $.10 per share
                           (Title of Class of Securities)

                                    445636-10-3
                                    CUSIP Number



Check the following box if a fee is being paid with this
statement [        ].


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



                          (Continued on following page(s))


                                  Page 1 of 4 Pages

CUSIP NO.:                445636-10-3

1)    Name of Reporting Person
      S.S. or I.R.S. Identification
      No. of Above Person.

      Lewis H. Van Dusen, Jr.

2)    Check the Appropriate Box                           (a)    [      ]
      if a Member of a Group                              (b)    [      ]




3)    SEC Use Only


4)    Citizenship or Place of
      Organization:                                       U.S.A.



Number of    5)    Sole Voting Power                      N/A
Shares Bene-
ficially     6)    Shared Voting Power                    N/A
Owned by
Each         7)    Sole Dispositive Power                 N/A
Reporting
Person
With         8)    Shared Dispositive Power               N/A


9)    Aggregate Amount Beneficially                       N/A
      Owned by Each Reporting Person


10)   Check Box if the Aggregate Amount
      in Row (9) Excludes Certain Shares                  [      ]



11)   Percent of Class Represented
      By Amount in Row (9)                                N/A



12)   Type of Reporting Person:                           IN

             The reporting person hereby amends and restates in its entirety his Schedule 13G to provide as follows:

Item 1(a).         Name of Issuer:

                   Hunt Manufacturing Co.


Item 1(b).         Address of Issuer's Principal Executive Offices:

                   230 S. Broad Street, Philadelphia, PA  19102


Item 2(a).         Name of Person Filing:

                   Lewis H. Van Dusen, Jr.


Item 2(b). Address of Principal Business Office, or, if none, Residence:

                   1100 Philadelphia National Bank Building
                   1345 Chestnut Street
                   Philadelphia, PA 19107-3496


Item 2(c).         Citizenship:

                   U.S.A.


Item 2(d).         Title of Class of Securities:

                   Common Shares, par value $.10 per share.


Item 2(e).         CUSIP Number:

                   445636 10 3


Item 3. Statements Filed Pursuant to Rules 13d-1(b) or 13(d)-2(b).

                   Not applicable.

Item 4.            Ownership:

                   As of December 31, 1994: Omitted, since less than 5%.

Item 5.            Ownership of Five Percent of Less of a Class:

                   This statement is being filed to report the fact that, as of December 30, 1994, the reporting person ceased to be the beneficial owner of more than five percent of the Common Shares of the Issuer by reason of his resignation as trustee of certain trusts holding shares of the Issuer.

Item 6.            Ownership of More than Five Percent on Behalf of
                   Another Person:

                   Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                   Not applicable.


Item 8.            Identification and Classification of Member of the
                   Group.

                   Not applicable.


Item 9.            Notice of Dissolution of Group;

                   Not applicable.


Item 10.           Certification.

                   Not applicable.


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:        January 3, 1994

                                       /s/ Lewis H. Van Dusen, Jr.
                                       Lewis H. Van Dusen, Jr.